Exhibit 12.1

Whitestone REIT
Calculation of Consolidated Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings
Income (loss) from continuing operations	$6,841	$8,128	$6,854	$5,349	$3,621	$(165)
Plus: Taxes	296	289	372	282	293	275
Plus: Fixed charges	17,763	20,189	15,122	10,672	10,089	9,084
Total earnings	$24,900	$28,606	$22,348	$16,303	$14,003	$9,194

Fixed charges
Interest expense	$16,508	$18,311	$13,804	$9,680	$8,929	$7,482
Plus: Capitalized Interest	302	324	106	93	114	176
Plus: Amortization of deferred financing costs	953	1,554	1,212	899	1,046	1,426
Total fixed charges	$17,763	$20,189	$15,122	$10,672	$10,089	$9,084

Ratio of earnings to fixed charges	1.40	1.42	1.48	1.53	1.39	1.01